March 7, 2019

Kyle P. Bransfield
Chief Executive Officer
Union Acquisition Corp. II
44 Madison Ave, 34th Floor
New York, NY 10022

       Re: Union Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Filed February 6, 2019
           CIK No. 0001766146

Dear Mr. Bransfield:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Use of Proceeds, page 33

1. Please disclose the nature of the consulting services Mr. Fink will provide in addition to his role as Chief Operating Officer. Please include similar disclosure in the Related Party
       Transactions section on page 40.
General

2. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Kyle P. Bransfield
Union Acquisition Corp. II
March 7, 2019
Page 2
3. We note your obligation to present business opportunities first to Union Acquisition Corp.
         I, in the event the pending business combination is not consummated. Please update your disclosure to reflect the status of this business combination prior to effectiveness.
        You may contact Dale Welcome, Staff Accountant at 202-551-3865 or John Cash,
Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at 202-
551-3464 or Amanda Ravitz, Assistant Director at 202-551-3412 with any other questions.



                                                              Sincerely,
FirstName LastNameKyle P. Bransfield
                                                              Division of
Corporation Finance
Comapany NameUnion Acquisition Corp. II
                                                              Office of
Manufacturing and
March 7, 2019 Page 2                                          Construction
FirstName LastName